September 15, 2017

Mizuho Securities Co., Ltd.

1-5-1, Otemachi, Chiyoda-ku,

Tokyo, Japan

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy Buchmiller

Re:	Techpoint, Inc. - Registration Statement on Form S-1 Registration No. 333-219992

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we, the representative of the several underwriters in Japan, wish to advise that no preliminary prospectus was distributed in the United States in connection with the marketing of the offering.

Within Japan, the offering was marketed using the form of Japanese prospectus prepared based on Techpoint, Inc.’s Japanese securities registration statement as follows:

•	31,000 copies to 3 prospective underwriters and dealers;

•	21 institutional investors were invited to attend roadshow meetings.

The undersigned, as representative of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated so that the Registration Statement may be declared effective at 4:00 p.m., Eastern Time, September 19, 2017 or as soon thereafter as practicable.

Very truly yours,

MIZUHO SECURITIES CO., LTD.
As representatives of the several Underwriters

MIZUHO SECURITIES CO., LTD.

By:	/s/ Keigo Koike
Name: Keigo Koike
Title: Joint Head of Products Division (Equity Capital Markets)